Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Emergent BioSolutions Inc. and Subsidiaries for the registration of common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 6, 2008, with respect to the consolidated financial statements of Emergent BioSolutions Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Emergent BioSolutions Inc. and Subsidiaries, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
McLean, Virginia
November 6, 2008